GUNDERSON DETTMER STOUGH

VILLENEUVE FRANKLIN & HACHIGIAN, LLP

220 WEST 42ND STREET, 21ST FLOOR

NEW YORK, NEW YORK 10036

TELEPHONE: (212) 730-8133            FACSIMILE: (877)  881-3007

December 22, 2011

VIA EDGAR AND OVERNIGHT COURIER

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Mark P. Shuman
Katherine Wray

Re:	Synacor, Inc.
Amendment No. 1 to Registration Statement on Form S-1
File No. 333-178049

Dear Mr. Shuman and Ms. Wray:

Synacor, Inc. (the “Company”) has electronically transmitted via EDGAR Amendment No. 1 (“Amendment No. 1”) to its Registration Statement on Form S-1 (as amended, the “Registration Statement”), together with certain exhibits thereto. Manually executed signature pages and consents have been executed prior to the time of this electronic filing and will be retained by the Company for five years. We have also enclosed with the couriered delivery of this letter (i) three unmarked hard copies of Amendment No. 1 and (ii) three hard copies of Amendment No. 1 which are marked to show changes to the original registration statement filed on November 18, 2011.

On behalf of the Company, this letter responds to the comments set forth in the letter to the Company dated December 16, 2011 from the staff of the Securities and Exchange Commission (the “Staff”). For your convenience, we have repeated and numbered the comments from the December 16, 2011 letter in italicized print, and the Company’s responses are provided below each comment.

General

1.

We will process your filing and amendments without price ranges. Since the price range you select will affect disclosure in several sections of the filing, we will need sufficient time to process your amendments once a price range is included and the material information now appearing blank throughout the document has been provided. Please understand that

December 22, 2011

the effect of the price range on disclosure throughout the document may cause us to raise issues on areas not previously commented on.

RESPONSE TO COMMENT 1:

The Company acknowledges that the Staff may have additional comments when the Company files a pre-effective amendment containing a price range.

2.	With respect to each third-party statement in your prospectus—such as the market data by PwC, Capital IQ Solutions and comScore referenced in the prospectus summary—please provide us with the relevant portions of the industry research reports and publications you cite. To expedite our review, please clearly mark each source to highlight the applicable portion or section containing the referenced information, and cross-reference it to the appropriate location in your prospectus. Ensure that you set forth the publication dates of all cited reports. Also, please tell us whether any of the reports or other publications was prepared for you.

RESPONSE TO COMMENT 2:

The Company is providing supplementally, as Annex 1 to the courtesy copy of this letter delivered to the Staff, copies of the reports that the Company cites in the prospectus. Such reports will be marked to indicate the location of the relevant information. None of such reports were prepared in connection with the registration statement or commissioned by the Company. In addition, revisions have been made on pages 2, 71 and 72 of the Registration Statement to indicate the publication dates of the cited reports.

Prospectus Summary

Our Business, page 1

3.	Please provide us with supplemental support for your belief that “the increased functionality” offered through your platform results in “increased overall monetization,” and explain more clearly the form of this monetization and whom it benefits.

RESPONSE TO COMMENT 3:

When the Company uses the phrase “increased monetization,” it refers to an opportunity to generate additional revenue for both its customers and the Company. The Company revised its disclosure on pages 1 and 70 of the Registration Statement to clarify this, as well as its belief as to how the greater functionality creates opportunities for greater monetization (rather than necessarily resulting in greater monetization itself).

4.

You present in your summary the company’s adjusted EBITDA for the nine months ended September 30, 2011, as compared to the year-earlier period. Please clearly identify adjusted EBITDA as a non-GAAP financial measure the first time it is referenced in the

December 22, 2011

prospectus. Note also that the most directly-comparable GAAP measure should be calculated and presented with equal or greater prominence as the non-GAAP measure. Accordingly, please revise your disclosure here to present your net income (loss) for the same periods that you present adjusted EBITDA. See Item 10(e)(1)(i)(A) of Regulation S-K.

RESPONSE TO COMMENT 4:

In response to the Staff’s comment, the Company revised its disclosure on pages 2 and 71 of the Registration Statement.

Our Strengths, page 3

5.	Please balance the discussion in your summary of the company’s “large and engaged customer base” with a more robust discussion of your reliance on two or three customers that collectively account for a significant majority of your revenues, as disclosed in the risk factor beginning at the bottom of page 11. We note in this regard the general statement on page 4 that the “loss of a significant customer could negatively affect our financial performance.” It appears, however, that more pointed disclosure regarding your reliance on certain major customers should be provided.

RESPONSE TO COMMENT 5:

In response to the Staff’s comments, the Company revised its disclosure on page 4 of the Registration Statement. The Company respectfully notes that its previous disclosure used the terms “consumer base” and “customer base” in successive bullet points, which may have caused confusion. The revised disclosure removes the term “customer base” to remedy this. (See the Company’s revised disclosure on pages 5, 13, 15, 24, 42, 43, 74 and 82.)

6.	We note that on page 4 you describe your search and display revenue as being “predictable.” Given the number of risk factors associated with your search and display revenue, it is not clear how you are able to conclude that such revenue is predictable in the long term. Please advise.

RESPONSE TO COMMENT 6:

In response to the Staff’s comment, the Company revised its disclosure on pages 4 and 74 of the Registration Statement.

Risks Related to Our Business, page 3

7.	Your risk factor disclosure on page 26 discloses that following the IPO, your principal shareholders, directors and officers will continue to have substantial control over the company following the offering. Please tell us what consideration you gave to discussing in your summary the substantial control insiders may have over your company following the offering.

December 22, 2011

RESPONSE TO COMMENT 7:

Although the heading of the risk factor contemplates that the existing stockholders will “continue to have substantial control over us after this offering,” the Company respectfully submits that its existing stockholders will have substantial control over it only if they act together. The Company revised the caption of this risk factor on page 26 to highlight this point (which had previously been made in the body of the risk factor).

The Company further submits that although four of its venture capital fund stockholders currently have representatives on the Company’s board of directors, only one representative of one of those venture capital funds, Mr. Andrew Kau of PacVen Walden Ventures, is expected to remain on the board following the consummation of the offering. The representatives of Advantage Capital, Crystal Ventures and North Atlantic Capital are expected to resign prior to the consummation of the offering. Moreover, the voting agreement among the Company and certain stockholders, pursuant to which the venture capital funds’ representatives were elected to the board, will terminate upon consummation of the offering.

In light of the foregoing, the Company has not specifically called out the substantial control insiders may have over the Company in the risks referenced in the summary.

Risk Factors

“As technology continues to evolve...,” page 14

8.	The first sentence of this risk factor and your disclosure under “Customers” on page 74 suggest that you have only one customer that is a consumer electronics manufacturer, but disclosure in the rest of this risk factor and elsewhere in the filing suggest that you have more than one customer in this industry. Please advise and/or revise to clarify this matter.

RESPONSE TO COMMENT 8:

The Company has one consumer electronics manufacturer as of this filing, Toshiba America Information Systems, Inc., or Toshiba. However, the Company continues to attempt to market its solution to consumer electronics manufacturers in an effort to engage more than one such customer.

In response to the Staff’s comment, the Company revised its disclosure on pages 14 and 73 of the Registration Statement.

“Our agreements with some of our customers and content providers...,” page 16

9.

You disclose that you enter into service level agreements with customers that generally require system “up times” and round-the-clock support, and that include penalties for non-performance. So that readers may understand the scope of the risks described, please disclose any material penalties incurred by Synacor historically as a result of these contractual obligations, or confirm that there have been none. This comment also applies to the following risk factor relating to system failures and capacity constraints; tell us whether

December 22, 2011

the company has historically incurred material losses as a result of the occurrence of such events.

RESPONSE TO COMMENT 9:

In response to the Staff’s comment, the Company revised its disclosure on pages 16 and 17 of the Registration Statement.

“A substantial portion of our revenue is derived...,” page 23

10.	Given that search and display advertising generated between 61% and 77% of your revenue for each of the past three fiscal years and interim period, and the percentage has been increasing for each such period, please revise this risk factor heading to reflect more accurately that a substantial majority of your revenue is derived from advertising. Consider also expressing more definitively the significant likelihood that your revenue would in fact decline if advertisers stop using the Internet as an advertising medium, as appears to be the case.

RESPONSE TO COMMENT 10:

In response to the Staff’s comment, the Company revised its disclosure on pages 23 and 24 of the Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 42

11.	Your overview addresses certain trends, uncertainties, opportunities, and challenges facing Synacor, and presents several key initiatives on which management is focused to drive your business. Please consider expanding the overview to address more specifically how management intends to attain and sustain profitability, given the company’s history of net losses in each year of operation other than 2009. We note that the key initiatives outlined on page 44 relate to the company’s plans to generate additional revenues by growing your customer base and the content, services and products you provide. To the extent that you believe such investments will position the company to become profitable, please explain how. Further, describe your plans, if any, to move toward profitability through the use of net proceeds from this offering and/or through improved operational efficiency.

RESPONSE TO COMMENT 11:

In response to the Staff’s comment, the Company revised its disclosure on pages 43 and 44 of the Registration Statement.

12.

Refer to the second paragraph on page 43 that begins “For the nine months ended....” We note that CenturyLink, Charter and Toshiba accounted for approximately 63% of your subscriber-based revenue for the nine months ended September 30, 2011. On page 11 you state that Google-related revenue accounted for approximately 55% of your revenue for the

December 22, 2011

same period. Ensure that when disclosing amounts as percentages you provide the context for the proportion referenced. In this regard, because revenue may be attributed to one or more third party, your disclosure should include a quantification and explanation of that overlap. Please clarify the nature of your relationship with Google and Platform Customers. Further, include the dollar amounts, rather than just percentages, to increase the transparency of these results for investors.

RESPONSE TO COMMENT 12:

In response to the Staff’s comment, the Company revised its disclosure on pages 11, 12, 43, 78 and 80 of the Registration Statement.

Trends Affecting Our Business, page 43

13.	We note your statement that your customers are predominately high-speed Internet service providers. Given that your largest and fastest growing revenue stream arises from Google and other advertisers, please revise such statements to more accurately define and clarify your relationship with those from whom you earn advertising fees. While these entities may not be “customers,” the significance of your dependence on your relationship with Google and advertisers for revenues is not clearly described in your disclosure. Consider adding disclosure that describes the terms of your agreements with your platform customers with respect to generating revenue from searches and display advertisement in return for managing their websites.

RESPONSE TO COMMENT 13:

In response to the Staff’s comment, the Company revised its disclosure on pages 11, 43 and 44 of the Registration Statement.

Key Business Metrics

Unique Visitors, page 44

14.	You disclose that you define unique visitors as “customers who have visited one of our customers’ websites at least once during a particular time period,” as such data is provided to you by comScore. Please describe more specifically how comScore gathers this data, for example, whether this data is based on user registration or on the IP address used to access the customer website.

RESPONSE TO COMMENT 14:

In response to the Staff’s comment, the Company revised its disclosure on page 45 of the Registration Statement.

December 22, 2011

Components of our Results of Operations

Revenue, page 45

15.	In presenting revenue for each of the periods presented, revise to include in your disclosure the key business metrics by which you assess your business. In this regard, you should include the number of unique visitors, search queries and advertising impressions for each period presented. Because of the importance of these metrics to understanding your business, please tell us what consideration you have given to quantifying these amounts as part of your prospectus summary on page 5 where they are named. Additionally, please consider disclosing these amounts within your Summary Financial Data, as presentation of these amounts would appear to greatly increase an investor’s understanding of your results.

RESPONSE TO COMMENT 15:

In response to the Staff’s comment, the Company revised its disclosure on pages 5, 9 and 45 of the Registration Statement.

Critical Accounting Policies

Stock-Based Compensation, page 48

16.	Please tell us when you first began planning a second attempt at an IPO, when you initiated discussions with underwriters, and when the underwriters first communicated their estimated price range for your stock. Once determined, tell us your proposed IPO price.

RESPONSE TO COMMENT 16:

The Company will advise the Staff upon determining the proposed IPO price. The Company supplementally advises the Staff that it first initiated informal, preliminary discussions with potential underwriters in August 2011. At the end of September 2011, the Company’s board of directors authorized management to engage a syndicate of investment banks to help it pursue the filing of a registration statement for an initial public offering by the Company. During October 2011, the Company formally engaged Merrill Lynch, Pierce, Fenner & Smith Incorporated as lead underwriter, and on October 18, 2011, the Company held an organizational meeting and began work on its registration statement. Subsequently, the Company added additional banks to the syndicate. The underwriters first communicated a verbal estimate of the Company’s valuation in October 2011. However, that valuation was preliminary and subject to a number of significant assumptions and contingencies, and it has been revised downward since October 2011 as a result of declines in the stock prices of comparable publicly traded companies. The Company therefore respectfully submits that it is not appropriate to disclose the valuation range at this time and the Company will advise the Staff upon receiving a more definitive price range from the underwriters.

Results of Operations, page 53

17.

Please remove the totaled, double-underscored stock-based compensation line from the tabular presentation that immediately follows the statements of operations. Alternatively, move the totaled table to another location that is not adjacent to the statements of

December 22, 2011

operations. In addition, clearly label the section that contains notes as footnotes to the above financial information. This comment applies to all such presentations within your filing.

RESPONSE TO COMMENT 17:

In response to the Staff’s comment regarding the stock-based compensation totals, the Company revised its disclosure on pages 8, 40 and 54 of the Registration Statement. In response to the Staff’s comment regarding the presentation of financial information and other tables, the Company revised its disclosure on pages 8, 9, 10, 39, 40, 41, 51, 54, 55, 100, 101, 102, 106, 107, 118, F-12, F-23, F-30, F-36, II-1, II-5 and the final page of the Index to Exhibits of the Registration Statement to clearly label the sections that contain notes as notes to such financial information and other tables.

Liquidity and Capital Resources

Cash Flows

Cash Provided by (Used in) Operating Activities, page 62

18.	Your disclosure appears to merely recite changes and other information evident from the financial statements. Revise your disclosure to focus on the primary drivers that cause changes in working capital that affect your liquidity. In this regard, it may be appropriate to quantify such variables as your customary payment terms for each type of customer, the amounts of cash received from customers, days sales outstanding, the presence of any deferred revenue amounts, amounts of cash payments to vendors, the timing of cash paid to customers for revenue sharing agreements, employees, etc., and other material factors necessary to an understanding of your cash flows from operations. See Instruction 4 to Item 303 of Regulation S-K and Section IV.B of SEC Release No. 33-8350.

RESPONSE TO COMMENT 18:

In response to the Staff’s comment, the Company revised its disclosure on pages 66 and 67 of the Registration Statement.

Business

Search and Display Advertising, page 72

19.	Please revise this section and the Subscriber-Based Services section beginning on page 73 to describe the payment terms associated with each type of revenue sharing arrangement. In this regard, the timing of payments from Google and other advertisers and the timing of payments you must make to your subscribers should be described in a manner that is transparent to investors. With regard to subscriber-based services, please explain how frequently your customers are billed and the payment terms associated with your subscription agreements.

December 22, 2011

RESPONSE TO COMMENT 19:

In response to the Staff’s comment, the Company revised its disclosure on pages 77, 78 and 79 of the Registration Statement.

20.	Please revise to include a discussion of all customers, including those from whom advertising fees are earned. In this regard, we note no discussion in this section, or within the Sales and Marketing discussion beginning on page 75 that focuses on customers and expenses related to advertising. Within your discussion of operations you primarily attribute growth in revenues and expenses to the advertising portion of your business and we would therefore expect disclosure of that portion of your business to be included within this section as well.

RESPONSE TO COMMENT 20:

In response to the Staff’s comment, the Company revised its disclosure on pages 43, 44, 77 and 78 of the Registration Statement.

Customers, page 74

21.	You disclose that your customer contracts typically have an initial term of two to three years and frequently provide for subsequent renewal terms. Please indicate the typical length of the renewal terms, if appropriate.

RESPONSE TO COMMENT 21:

In response to the Staff’s comment, the Company revised its disclosure on pages 12, 80 and 81 of the Registration Statement.

22.	You disclose here and elsewhere that Charter and CenturyLink together accounted for approximately 65%, 62% and 60% of your revenue for fiscal years 2008, 2009 and 2010, respectively. Please indicate the percentage of revenue attributable to each of these major customers individually for each of the referenced fiscal years and interim period, to the extent material to your business. Refer to Item 101(c)(1)(vii) of Regulation S-K.

RESPONSE TO COMMENT 22:

The Company respectfully submits that Item 101(c)(1)(vii) of Regulation S-K only requires disclosure of “the name of any customer” if sales to that customer equal or exceed ten percent of the registrant’s consolidated revenues and the loss of that customer would have a material adverse effect on the registrant. The Company respectfully submits that Item 101(c)(1)(vii) does not require disclosure of the exact percentage of revenue represented by that customer.

The Company respectfully submits that these revenue percentages are confidential and competitive in nature and that it does not believe that this information is material to an investor’s investment decision. The Company further respectfully submits that it could suffer substantial competitive harm if it is required to disclose the percentage of revenue attributable to each major customer, by name. For example, if a

December 22, 2011

customer knows that it represents the largest share of the Company’s revenue, the Company would almost certainly have less leverage in contract renewal discussions and other negotiations. The customer might perceive that it is “overpaying” for the Company’s services and insist upon price reductions, which would reduce the Company’s revenue. The Company’s customers may also object to public disclosure of the amount of their expenses associated with the Company’s service, which could lead them to switch to a competitor that does not have to publicly disclose such expense.

Management

Board Composition, page 81

23.	We are unable to locate disclosure regarding the specific qualifications of your directors that led to the conclusion that each of them should serve on your board, in light of Synacor’s business and structure. We note your disclosure on page 81 that your current directors were elected pursuant to a voting agreement with certain of your stockholders, but it appears that you should also discuss the relevant background, skills, and experience of these individuals that led to their election. Please refer to Item 401(e)(1) of Regulation S-K, and revise or advise as appropriate.

RESPONSE TO COMMENT 23:

In response to the Staff’s comment, the Company revised its disclosure on pages 84, 85 and 86 of the Registration Statement.

24.	We note that you intend to appoint new directors to your board prior to consummation of your offering. Tell us, with a view to disclosure, whether you have identified directors to be added and whether any nominees you have identified have agreed to serve. To the extent your amended filing identifies any nominees who are not signatories to the registration statement, please include a consent from each such nominee that he or she has agreed to serve as a director, as required by Rule 438 to the Securities Act.

RESPONSE TO COMMENT 24:

In response to the Staff’s comment, the Company revised its disclosure on pages 85 and 87 of the Registration Statement. The Company’s two new directors have also signed the Registration Statement.

Compensation Discussion and Analysis

Compensation-Setting Process

Peer Group and Market Data, page 88

25.

You disclose a group of “peer companies” provided by your compensation consultant at the board’s request, and you indicate that your board of directors and compensation committee will consider data from these companies in its decisions for 2012 compensation. You state

December 22, 2011

that the “peer group... includes public companies in the application software, software systems and digital media/broadcasting sectors that have annual revenue less than $650 million.” With a view toward disclosure in this and/or future filings, please tell us how Synacor’s annual revenues compare to the peer companies identified, and how you concluded it was appropriate to use a figure nearly ten times greater than Synacor’s annual revenues for 2010 as the top end of the revenue range when selecting peer companies. To the extent that Synacor’s revenues are at or near the bottom of the range of its “peer companies,” please clarify this in future filings.

RESPONSE TO COMMENT 25:

The Company acknowledges the Staff’s comment and has revised its disclosure on pages 93 and 94 of the Registration Statement to address the concerns expressed, and intends to do so as appropriate in future filings. The Company supplementally submits that its experience in hiring Mr. Bailey, its Chief Operating Officer, informed the decision process in choosing the peer group companies. Mr. Bailey previously worked with Comcast Corporation and he has been a key hire for the Company. That experience in part led the Company’s compensation committee and compensation consultant to conclude that it was appropriate to include larger companies in the peer group. The Company also respectfully notes that to date its compensation committee has not relied in any material way upon data drawn from the peer group companies in making any specific compensation decision. The compensation committee and board of directors were informed in August 2011 when considering the size of option grants proposed to be made to Messrs. Frankel and Chamoun that each gentleman’s total compensation was at the 25th percentile of the peer group data; however, this information did not affect the issue of whether or not to make such option grants to these two officers at that time and did not impact the size of those grants, as discussed on page 98 of the Registration Statement.

Principal Stockholders, page 112

26.	Please revise to disclose clearly all natural persons who have sole or shared voting and/or investment power over the Synacor shares held by the following stockholders, as this information is unclear from the current discussion in footnotes 1 and 3 to the principal stockholder table: Pacven IV, Pacven IV Associates Fund, EDB II, Advantage I and Advantage II.

RESPONSE TO COMMENT 26:

In response to the Staff’s comment, the Company revised its disclosure on page 119 of the Registration Statement.

[GD TO REVISE PENDING RECEIPT OF INFORMATION FROM ADVANTAGE]

27.	Several footnotes to your principal stockholder table disclaim beneficial ownership except to the extent of the beneficial owner’s pecuniary interest. Beneficial ownership disclosure pursuant to Item 403 of Regulation S-K is determined in accordance with Exchange Act Rule 13d-3, which states that beneficial ownership is based on voting and/or investment power, not pecuniary interest. See Instruction 2 to Item 403 of Regulation S-K and Exchange Act Rule 13d-3(a). Please delete the disclaimers, or provide us with a brief legal analysis supporting your belief that a registrant may issue disclaimers of beneficial ownership. In that regard, we note that Item 403 of Regulation S-K requires registrants to disclose the amount of beneficial ownership held by certain beneficial owners and management. Furthermore, Item 403 specifies that only the amount of beneficial ownership may be determined in accordance with Exchange Act Rule 13d-3, and does not otherwise provide authority for registrants to issue disclaimers of beneficial ownership under Exchange Act Rule 13d-4 (which only applies to the level of beneficial ownership held by persons who file beneficial ownership statements). For further guidance, refer to Section III.A.4 of SEC Release No. 33-5808.

December 22, 2011

RESPONSE TO COMMENT 27:

In response to the Staff’s comment, the Company revised its disclosure on pages 119 and 120 of the Registration Statement.

Statements of Operations, page F-4

28.	Please revise to show the reconciling item on the face of the statements of operations because there is a material difference between net income and net income available to common stockholders. See SAB Topic 6(B). In addition, please make conforming revisions to your interim financial statements.

RESPONSE TO COMMENT 28:

In response to the Staff’s comment, the Company revised its disclosure on pages 8, 39, F-4 and F-26 of the Registration Statement.

Concentration of Credit Risk, page F-9

29.	Please reconcile this disclosure to your risk factor disclosure that identifies your significant customers. Consider revising your disclosure to clarify your relationship with the Platform Customers and Google. In addition, ensure that you are providing major customer disclosures for your annual and interim financial statements. See ASC 280-10-50-42.

RESPONSE TO COMMENT 29:

In response to the Staff’s comment, the Company revised its disclosure on pages F-9 and F-28 of the Registration Statement.

Item 15. Recent Sales of Unregistered Securities, page II-2

30.	Please clarify whether you relied on the exemption from registration provided by Section 4(2) and/or Rule 701 with respect to each of the securities issuances listed in this section. To the extent you relied on Section 4(2), please revise your disclosure to state, if accurate, that the recipients were accredited or sophisticated with access to information substantially equivalent to what a registration statement would have provided.

RESPONSE TO COMMENT 30:

In response to the Staff’s comment, the Company revised its disclosure on pages II-2 and II-3 of the Registration Statement.

[Remainder of page intentionally left blank]

December 22, 2011

* * * * *

Please do not hesitate to contact me at (212) 430-3150 if you have any questions or would like additional information regarding this matter.

Very truly yours,

GUNDERSON DETTMER STOUGH

VILLENEUVE FRANKLIN & HACHIGIAN, LLP

By:	/s/ Brian Hutchings
Brian Hutchings, Esq.

cc:	Ronald N. Frankel, Synacor, Inc.
William J. Stuart, Synacor, Inc.
Steven L. Grossman, Esq., O’Melveny & Myers, LLP